Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Field Trip Health Ltd. (the "Company")

30 Duncan Street, Suite 401

Toronto, Ontario M5V 2C3

Item 2.	Date of Material Change

September 24, 2021

Item 3.	News Release

A news release dated September 24, 2021 was disseminated via GlobeNewswire. Copy of the news release have been filed on SEDAR and is available at www.sedar.com.

Item 4.	Summary of Material Change

The Company announced on September 24, 2021 the voting results from its Annual General and Special Meeting of Shareholders held on Friday, September 24, 2021.

Item 5.	Full Description of Material Change

The shareholders approved the appointment of Ernst & Young as auditors for the Company for the ensuing year, the auditors for the prior year having been MNP LLP, and approved the Company’s Amended and Restated Equity Compensation Plan.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Paula Amy Hewitt

Vice President, General Counsel, Chief Privacy Officer and Corporate Secretary

Telephone: (416) 617-6277

Item 9.	Date of Report

September 27, 2021